Exhibit 99.1

Aphria Inc. Announces $80 Million Financing Of Aphria Diamond

STRENGTHENS BALANCE SHEET IN SUPPORT OF LONG-TERM GROWTH OBJECTIVES WITHOUT DILUTION TO SHAREHOLDERS

LEAMINGTON, ON, Dec. 2, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) announced that its subsidiary Aphria Diamond secured a credit facility, on November 29 2019, with a major Canadian chartered bank (the "Bank") as sole arranger, sole book runner and administrative agent on behalf of a group of lenders for a committed senior secured credit facility of $80 million (the "Credit Facility").

"Aphria has the largest cash balance in the cannabis industry without the dilution of a strategic partner," said Irwin D. Simon. "We are pleased to have secured a term loan that will repatriate a portion of our investment in Aphria Diamond, to be strategically deployed by Aphria. This loan strengthens our balance sheet without being dilutive, and positions Aphria Diamond for success as we expand into new categories and growth opportunities in cannabis to enhance value for shareholders long term."

Since securing its Health Canada license on November 1, 2019, Aphria Diamond is quickly coming on scale. Aphria Diamond will be 70 per cent planted by mid-week, with 350,000 young seedlings planted. With the level of automation and scale of the facility, the Company anticipates Aphria Diamond to have one of the lowest cost structures in the industry. Aphria expects the dried flower production from the first harvest to be sold to provincial control boards sometime in March 2020.

The Credit Facility is secured by Aphria Diamond's assets and Aphria's balance sheet. Pricing is based on a set margin over the Bank's Canadian Prime Rate or Bankers' Acceptance and a pricing grid linked to certain financial ratios. It is expected to be at the outset in the low-to-high 5 per cent per annum range. The Credit Facility has a three-year term and contains customary financial and restrictive covenants.

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release may include, but are not limited to, statements with respect to internal expectations, expectations with respect to planting and production volumes, expectations for future growing capacity, expectations with respect to estimated margins, cost structures, and cost structures in the cannabis industry, interest rates and the use of proceeds from the Credit Facility. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

View original content to download multimedia:http://www.prnewswire.com/news-releases/aphria-inc-announces-80-million-financing-of-aphria-diamond-300967207.html

SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2019/02/c8744.html

%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 06:00e 02-DEC-19